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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO. ____)*



                        SBA Communications Corporation
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                               (Name of Issuer)

                Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  78388J 10 6
                                  -----------
                                (CUSIP Number)

                            Jeffrey A. Stoops, Esq.
                        SBA Communications Corporation
                       One Town Center Road, Third Floor
                          Boca Raton, Florida 33486
                                (561) 995-7670

                                with a copy to:

                            Kirk A. Davenport, Esq.
                               Latham & Watkins
                               885 Third Avenue
                           New York, New York 10022
                                (212) 906-1200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 21, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 78388J106                                      PAGE 2 OF 5  PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven E. Bernstein
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          81,050,641
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          8,375,641
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,375,641
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      80.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       2
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Item 1.  Security and Issuer

     This statement relates to Steven E. Bernstein's beneficial ownership of 8,075,000 shares of Class B Common Stock and 300,641 shares of Class A Common Stock. SBA Communications Corporation's (the "Issuer") principal executive offices are One Town Center Road, Third Floor, Boca Raton, Florida 33486.

Item 2.  Identity and Background

     (a) This statement is filed by Steven E. Bernstein (the "Reporting
Person").

     (b) The principal business address of Steven E. Bernstein is One Town Center Road, Third Floor, Boca Raton, Florida 33486.

     (c) Steven E. Bernstein is President and Chief Executive Officer of the Issuer.

     (d)  None.

     (e)  None.

     (f) Steven E. Bernstein is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     In March 1997, Steven E. Bernstein, at that time the sole shareholder of SBA, Inc. and SBA Leasing, Inc., as well as the Chief Executive Officer of the Issuer, contributed all of the outstanding stock of SBA, Inc. and SBA Leasing, Inc. to the Issuer in exchange for 8,075,000 shares of the Issuer's Class B Common Stock. In 1998 Steven E. Bernstein received a bonus to his annual compensation in the amount of 51,609 shares of Class A Common Stock. In 1997 he received a bonus to his annual compensation in the amount of 26,810 shares of Class A Common Stock. During the Initial Public Offering of SBA Communications Corporation in June 1999, Steven E. Bernstein (as sole general partner of Bernstein Family Limited Partnership I) bought 222,222 shares of Class A Common Stock directly from SBA. The Class B Common Stock is convertible into shares of Class A Common Stock upon the occurrence of certain events. Each share of Class B Common Stock is entitled to ten votes, and each share of Class A Common Stock is entitled to one vote.

Item 4.  Purpose of Transaction.

     SBA Communications Corporation was formed in December 1996 to be the holding company for all of the Issuer's various subsidiaries. In March 1997, Steven E. Bernstein, at that time the sole stockholder of SBA, Inc. and Leasing, contributed all of the outstanding shares of capital stock of such companies to SBA Communications Corporation in exchange for 8,075,000 shares of Class B Common Stock. As a result of these transactions, SBA, Inc. and SBA Leasing, Inc. became wholly-owned subsidiaries of the Issuer.

                                       3
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Item 5.  Interest in Securities of the Issuer.

     (a) Steven E. Bernstein beneficially owns 8,075,000 shares of Class B Common Stock and 300,641 shares of Class A Common Stock, which represents 80.2% of the voting power of Class A Common Stock.

     (b) Steven E. Bernstein has indirect power, and Bernstein Family Limited Partnership I and II (of which Steven E. Bernstein is sole general partner of both Bernstein Family Limited Partnerships) have direct power, to vote or to direct the vote of 81,050,641 shares of Class A Common Stock covered by this Statement through 8,075,000 shares of Class B Common Stock and 300,641 shares of Class A Common Stock. Each share of Class B Common Stock is entitled to ten votes, and each share of Class A Common Stock is entitled to one vote.

     (c) The Reporting Person has not acquired or disposed of any shares of Class A Common Stock of the Company during the past sixty days, other than the transactions reported herein.

     (d) Bernstein Family Limited Partnership I has a direct right and Steven E. Bernstein has an indirect right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of 222,222 shares of Class A Common Stock covered by this Statement. Steven E. Bernstein has an indirect right, and Bernstein Family Limited Partnership II has a direct right, to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, 8,075,000 shares of Class B Common Stock and 78,419 shares of Class A Common Stock covered by this Statement.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     On March 14, 1997, Mr. Bernstein granted Jeffrey A. Stoops, the Issuer's Chief Financial Officer and General Counsel, an option to purchase 1,369,863 shares of his Class B Common Stock at an exercise price of $2.19 per share. The options vest in equal one-third increments over three years, with the first 456,621 shares having become vested on December 31, 1997. Upon exercise by Mr. Stoops, the shares become Class A Common Stock.

Item 7.  Material to be Filed as Exhibits.

       * Exhibit 1.    Fourth Amended and Restated Articles of Incorporation,
                       dated as of June 7, 1999, of SBA Communications
                       Corporation

       * Exhibit 2.    Stock Option Agreement - Revised dated March 14, 1997 by
                       and between Steven E. Bernstein and Jeffrey A. Stoops



____________________
       * Incorporated by reference to the exhibits in the Registration Statement on Form S-1 previously filed by the Issuer (Registration No. 333-76547).

                                       4
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                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    6/30/99
                              ------------------------------------------
                              Date

                                    /S/  Steven Bernstein
                              ------------------------------------------
                              Signature


                                    Steven E. Bernstein
                                    Chairman of the Board, President, Chief
                                    Executive Officer
                              ---------------------------------------------
                              Name/Title

                                       5